Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 9, 2010.

Prospectus Supplement to the Prospectus dated April 6, 2009

and the Prospectus Supplement dated April 6, 2009 — No.

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $ Currency-Linked Notes due

(Linked to the Performance of the U.S. Dollar against Two Exchange Rates)

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (set on the trade date, expected to be approximately 12 months after the original issue date, subject to adjustment) will be based on the performance of a basket of two equally-weighted foreign currency exchange rates against the U.S. dollar as measured from the trade date to and including the averaging dates (each of which will be set on the trade date, and are expected to be the five consecutive fixing days ending on the fifth scheduled fixing day prior to the stated maturity date, subject to adjustment). The last averaging date will be the valuation date. The foreign currency exchange rates that comprise the basket are the U.S. Dollar/Eurozone Euro and the U.S. Dollar/Japanese Yen. We refer to each as a basket currency. Each basket currency is expressed as the number of U.S. dollars per one unit of each foreign currency. By purchasing this note, investors will take the view that the U.S. dollar will, on a net basis, appreciate in value against the foreign currencies in the basket over the period from the trade date to and including the averaging dates. As more fully described below, you could lose your entire investment in the notes if there is a net depreciation in value of the U.S. dollar as against the basket currencies. Additionally, the amount that you may receive on your notes is subject to a maximum settlement amount (set on the trade date and expected to be no less than $1,140.00).

To determine your payment at maturity, we will first calculate the basket return, which is the percentage increase or decrease in the final basket level (which will be determined on the valuation date) from the initial basket level of 100. The final basket level will equal the arithmetic average of the basket levels on each of the averaging dates. The basket return may reflect a positive return (based on any net appreciation in value of U.S. dollar against the basket currencies) or a negative return (based on any net depreciation in value of the U.S. dollar against the basket currencies). On the stated maturity date, for each $1,000 face amount of your notes:

—	if the basket return is greater than or equal to 10%, you will receive an amount equal to the maximum settlement amount (set on the trade date and is expected to be at least $1,140.00);

—

if the basket return is positive and less than 10%, you will receive an amount equal to the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the basket return times (c) the upside participation factor (set on the trade date, expected to be at least 1.40); or

—	if the basket return is zero or negative, you will receive an amount equal to the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the basket return, floored at $0.

The amount you will be paid on your notes on the stated maturity date will not be affected by the closing level of the basket on any other day than the averaging dates. You could lose your entire investment in the notes. Further, the maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note (the minimum denomination) is subject to a maximum settlement amount of no less than $1,140.00 (to be set on the trade date). In addition, the notes will not pay interest and no other payments will be made on the notes prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-14.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-7 so that you may better understand those risks.

Original issue date (settlement date):	Original issue price: % of the face amount*
Underwriting discount: % of the face amount	Net proceeds to the issuer: % of the face amount

*The notes will be sold at variable prices. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of     % of the face amount, and as a result of such agreements the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount from Goldman, Sachs & Co.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the trade date but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated                     , 2010.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-14. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, in each case relating to the Medium-Term Notes, Series D of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount equal to $1,000, or integral multiples of $1,000 in excess thereof; $             in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement but prior to the settlement date

Basket Currencies: the Eurozone Euro (EUR) and the Japanese Yen (JPY)

Payment amount: on the stated maturity date, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:

—	if the basket return is greater than or equal to 10%, the maximum settlement amount;

—	if the basket return is positive but less than 10%, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the basket return times (c) the upside participation factor; or

—	if the basket return is zero or negative, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the basket return, floored at $0

Maximum settlement amount (to be set on the trade date): expected to be at least $1,140

Upside participation factor (to be determined on the trade date): expected to be at least 1.40

Exchange rates: the exchange rate for each basket currency, expressed as the U.S. dollar (“USD”) value of one unit of each basket currency

Initial exchange rates (to be set on the trade date): the initial exchange rates with respect to each basket currency, expressed as the number of USD per one unit of basket currency, are as set forth in the table below:

Exchange Rate	Initial Exchange Rate

USD/EUR
USD/JPY

Final exchange rates: with respect to each basket currency, the final exchange rate (expressed as the number of USD per one unit of basket currency) will be determined on each of the averaging dates by reference to the London mid-market rate published by WM Company and displayed on the relevant Reuters page at 4:00 p.m. London time for such basket currency (or any successor or replacement service or page), as determined by the calculation agent, except in the limited circumstances described under “Specific Terms of Your Notes — Consequences of a Non-Fixing Day” on page S-16

Initial basket level: the initial basket level will be set at 100 on the trade date

Basket level: for any of the averaging dates, the sum of the results of (i) the final exchange rate for each basket currency on such averaging date divided by (ii) the initial exchange rate for each basket currency times (iii) 50

Final basket level: the arithmetic average of the five basket levels calculated on the averaging dates, as determined by the calculation agent on the valuation date, subject to the circumstances described under “Specific Terms of Your Notes — Consequences of a Non-Fixing Day” on page S-16 and “— Market Disruption Event” on page S-19

Basket weightings: the exchange rates are equally weighted, as set forth in the table below:

Exchange Rate	Weighting in Basket

USD/EUR	50%
USD/JPY	50%

Basket return: the quotient of (1) the initial basket level minus the final basket level divided by (2) the initial basket level, expressed as a positive or negative percentage

Trade date:

Settlement date (original issue date): expected to be June 18, 2010 (the fifth business day after the trade date)

Stated maturity date (to be set on the trade date): expected to be June 20, 2011 (approximately 12 months after the settlement date), subject to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-16

Averaging Dates (to be set on the trade date): expected to be June 7, 2011, June 8, 2011, June 9, 2011, June 10, 2011 and June 13, 2011 (the five consecutive fixing days up to and including the valuation date), in each case subject to adjustment as described under “Specific Terms of Your Notes — Averaging Dates” on page S-16 and “— Consequences of a Non-Fixing Day on page S-16

Valuation date (to be set on the trade date): expected to be June 13, 2011 (the last averaging date), subject to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Averaging Dates” on page S-16 and “— Consequences of a Non-Fixing Day on page S-16

Fixing day: as described under “Specific Terms of Your Notes — Special Calculation Provisions — Fixing Day” on page S-18

Business day: as described under “Specific Terms of Your Notes — Special Calculation Provisions — Business Day” on page S-18

Market Disruption Event: as described under “Specific Terms of Your Notes — Special Calculation Provisions — Market Disruption Event” on page S-19

Scheduled Holiday: as described under “Specific Terms of Your Notes — Special Calculation Provisions — Unscheduled and Scheduled Holiday” on page S-18

Unscheduled Holiday: as described under “Specific Terms of Your Notes — Special Calculation Provisions — Unscheduled and Scheduled Holiday” on page S-18

Interest: the notes will not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer market quotation system

Calculation agent: Goldman, Sachs & Co.

CUSIP no.:

ISIN no.:

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical basket returns on the valuation date could have on the payment amount, assuming all other variables remain constant. No one can predict what the market value of the basket currencies will be on the averaging dates. The basket currencies have been highly volatile — meaning that the exchange rates have changed substantially in relatively short periods — in the past and their performance cannot be predicted for the future. The final basket level can appreciate or depreciate due to changes in any of the exchange rates.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment in the basket currencies.

The information in the table and chart reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples shown below. In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you receive for your notes may, be significantly less than the original issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page S-7 and “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-10. The information in the table also reflects the key terms and assumptions in the box below.

Example 1: Key Terms and Assumptions

Face amount per note	$1,000
Initial basket level	100
Upside participation factor	1.40

Maximum settlement amount	$1,140

No market disruption event occurs

No change in or affecting the composition of the basket

No change in the relative weighting of the basket currencies

Notes purchased on the original issue date and held to the stated maturity date

For these reasons, the actual performance of the exchange rates over the life of the offered notes, as well as the payment amount at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the exchange rates shown elsewhere in this prospectus supplement. For information about the exchange rates during recent periods, see “The Basket Currencies — Historical Exchange Rates” on page S-22. Before investing in the offered notes, you should consult publicly available information to determine the exchange rates between the date of this prospectus supplement and the date of your purchase of the offered notes.

The examples below are based on a range of basket returns that are entirely hypothetical; no one can predict what the basket return will be on the valuation date. Also, the examples below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the basket currencies.

The levels in the left column of the following table represent hypothetical basket returns. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical basket returns and are expressed as percentages of the face amount of a note (rounded to the nearest one hundredth of one percent). Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100% of the face amount of a note, based on the corresponding hypothetical basket return and the assumptions noted above.

The basket return will be determined based on the performance of each of the exchange rates. The initial basket level is 100. The final basket level will be the arithmetic average of the five basket levels calculated on each of the averaging dates. On each averaging date, the basket level will be calculated as the sum of the results of (i) the final exchange rate for each basket currency on such averaging date divided by (ii) the initial exchange rate for each basket currency times (iii) 50.

Hypothetical Basket Return	Hypothetical Payment Amount (as Percentage of Face Amount)
50.00%	114.00%
25.00%	114.00%
10.00%	114.00%
5.00%	107.00%
1.00%	101.40%
0.00%	100.00%
-5.00%	95.00%
-10.00%	90.00%
-25.00%	75.00%
-50.00%	50.00%
-75.00%	25.00%
-100.00%	0.00%

If, for example, the basket return was determined to be -50.00%, the payment amount that we would deliver to you at maturity would be 50.00% of the face amount of your notes. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 50.00% of your investment. If, however, the basket return was determined to be 50.00%, the payment amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount) or 114.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not benefit from any increase in the basket return over 10.00%.

The following chart shows a graphical illustration of the hypothetical final basket returns (expressed as a percentage of the face amount of your notes) that we would deliver to the holder of the notes on the stated maturity date, if the basket return was any of the hypothetical levels shown on the horizontal axis.

The payment amounts shown above are entirely hypothetical; they are based on basket returns that may not be achieved on the valuation date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-10.

We cannot predict the actual basket return or what the market value of your notes will be on any given fixing day, nor can we predict the relationship between the basket level and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive on the stated maturity date and the total rate of return on the offered notes will depend on the actual initial exchange rates, the upside participation factor and the maximum settlement amount that we will be set on the trade date and the actual basket return determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the table and hypothetical examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the basket currencies. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your note using such pricing models.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman Sachs & Co. makes a market in the notes, the price quoted by Goldman Sachs & Co. for the notes would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original issue price, taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. See “— The Market

Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. Even if the amount payable on your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

You May Lose Your Entire Investment in the Notes

You can lose all or substantially all of your investment in the notes. Our cash payment on the notes, if any, on the stated maturity date will be based on the basket return. If the basket return is negative, the amount in cash you will receive on your notes on the stated maturity date, if any, may be less than the face amount of your notes.

Also, the market price of the notes prior to the stated maturity date may be significantly lower than the purchase price paid for such notes. Consequently, if you sell your notes before the stated maturity date, you may receive less than the amount of your investment in the notes.

Linking the Return on the Notes to a Basket of Exchange Rates Instead of a Single Exchange Rate May Lower the Return on Your Investment

Because the payment amount at maturity will be based on the performance of each of the basket currencies as against the USD, a significant depreciation of one of the basket currencies relative to the USD from the trade date to the averaging dates may be substantially or entirely offset by the appreciation of the other basket currency relative to the USD during the same time period.

The Payment Amount on Your Notes Is Linked to the Basket Levels on the Five Averaging Dates

The basket return will be based on the arithmetic average of the basket levels on each of the five averaging dates, and therefore not on the simple performance of the basket of currencies over the life of your notes. For example, if the basket level dramatically increased on the last averaging date (in other words, the valuation date), the payment amount for your notes may be significantly less than it would have been had the payment amount been linked only to the basket level on the last valuation date.

You Will Not Participate Fully in the Appreciation of the Value of the U.S. Dollar against the Basket Currencies

The maximum settlement amount is a fixed sum and may not reflect the extent to which the USD appreciates relative to the basket currencies if such appreciation occurs. If the basket return is greater than or equal to 10%, you will be entitled to receive the maximum settlement amount. The maximum settlement amount will be set on the trade date and is expected to be no less than $1,140.00. Under no circumstances will you receive at maturity, for each $1,000 face amount of notes that you purchase, more than the maximum settlement amount. This return may not compensate you for any loss in value due to inflation or other factors relating to the value of money over time.

The Return on Your Notes Will Depend on Changes in the Exchange Rates of the Basket Currencies and Is Subject to Foreign Currency Exchange Risk

Any amount that we pay on the maturity date on the outstanding face amount of your notes will be based upon the difference between the final basket level and the initial basket level. Fluctuations in the exchanges rates for the basket currencies relative to the USD will affect the market price of your notes, the basket level and the amount payable at maturity.

The exchange rates for the basket currencies relative to the USD are the result of the supply of, and the demand for, those basket currencies. Changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the country or area of each basket currency and the United States, including economic and political developments in other countries.

Of particular importance to potential currency exchange risk are:

—	existing and expected rates of inflation;

—	existing and expected interest rate levels;

—	the balance of payments; and

—	the extent of governmental surpluses or deficits in the relevant foreign country and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries and the United States and other countries important to the international trade and finance.

The Future Performance of the Exchange Rates Cannot Be Predicted by Their Historical Performance

The future performance of the basket currencies cannot be predicted based on their historical performance. Changes in the value of each basket currency relative to the USD will affect the market value of the notes. However, it is impossible to predict whether the basket currencies will appreciate or depreciate relative to the USD from the trade date to the averaging dates.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

Intervention in the Foreign Currency Exchange Markets by the Countries Issuing the Basket Currencies Could Materially and Adversely Affect the Value of Your Notes

Specific currencies’ exchange rates are volatile and are affected by numerous factors specific to each foreign country. Foreign currency exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the basket currencies or the USD use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Currency developments may occur in any of the countries issuing the basket currencies to which your notes are linked. Often, these currency developments impact foreign currency exchange rates in ways that cannot be predicted.

Governments may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the offered notes is that their liquidity, trading value and payment amount could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders.

There will be no offsetting adjustment or change made during the life of your notes in the event that any floating exchange rate should become fixed, any fixed exchange rate should be allowed to float, or that the band limiting the float of any basket currency should be altered or removed. Nor will there be any offsetting adjustment or change in the event of any other devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the basket currencies, the USD, or any other currency.

A weakening in the exchange rate of the USD relative to any of the basket currencies may have a material adverse effect on the value of your notes and the return on an investment in your notes.

Even Though Currencies Trade Around-The-Clock, Your Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for your notes, if any trading market develops, will not conform to the hours during which the basket currencies are traded. Significant price and rate movements may take place in the underlying foreign currency exchange markets that will not be reflected immediately in the price of your notes. The possibility of these movements should be taken into account in relating the value of your notes to those in the underlying foreign currency exchange markets. There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the basket used to calculate the payment amount. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign currency exchange markets.

The Market Value of Your Notes May Be Influenced By Many Factors That are Unpredictable and Interrelated in Complex Ways

The following factors, many of which are beyond our control, will influence the value of your notes:

—	the volatility — i.e., the frequency and magnitude of changes — of the exchange rates of the basket currencies;

—	the level of the basket;

—

economic, financial, regulatory, political, military and other events that affect currency markets generally, and which may affect the basket currency levels (for more detailed description of this factor, see “— The Return on Your Notes Will Depend on Changes in the Exchange Rates of the Basket Currencies and Is Subject to Foreign Currency Exchange Risk” above);

—	interest rates, in particular with respect to the markets relating to the basket currencies and the USD;

—	the time remaining until your notes mature; and

—	our creditworthiness whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the basket currencies relative to the USD based on their historical performance.

The Payment Amount on Your Notes Will Not Be Affected by the Basket Level on Any Days Other Than the Averaging Dates

The payment amount that will be paid on your notes at maturity will be determined based on the basket level on each of the averaging dates. Although the actual basket level on the stated maturity date or at other times during the life of your notes may be lower than the final basket level, you will not benefit from the basket level at any time other than on each of the averaging dates.

The Calculation Agent Can Adjust the Averaging Dates if a Scheduled Holiday, Market Disruption Event, or Unscheduled Holiday Occurs

If the calculation agent determines that an averaging date with respect to any exchange rate is not a fixing day because of a scheduled holiday, then such averaging date for all exchange rates will be the immediately preceding fixing day.

If the calculation agent determines that an averaging date with respect to any exchange rate is not a fixing day because of (a) an unscheduled holiday or (b) a market disruption event occurs or is continuing on that day, then in each case such averaging date and each subsequent averaging date will be the next respective fixing day on which the calculation agent determines that no unscheduled holiday or market disruption event has occurred or is still continuing, as applicable. In no event, however, will an averaging date be later than the originally scheduled stated maturity date. If by the originally scheduled stated maturity date, five averaging dates have not occurred, such remaining averaging dates will occur on the originally scheduled stated maturity date. In such case, more than one averaging date may occur simultaneously on the originally scheduled stated maturity date. If the calculation agent determines that on the last possible averaging date, the final exchange rates are unavailable because of the occurrence of an unscheduled holiday or a market disruption event or for any other reason, the calculation agent will nevertheless determine on such averaging dates, as postponed, the final exchange rates for each currency based on its assessment, made in its sole discretion, in a commercially reasonable manner.

If the Exchange Rates for the Basket Currencies Change, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the exchange rates comprising the basket. Changes in the exchange rates may not result in a comparable change in the market value of your notes. In part, this is because of the weightings assigned to the exchange rates. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Basket Currencies May Impair the Value of Your Notes

As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, expect to hedge our obligations under the offered notes by purchasing futures and/or other instruments linked to the basket currencies. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to one or more of the basket currencies, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the valuation date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other currency-linked notes whose returns are linked to changes in one or more of the exchange rates. Any of these hedging activities may adversely affect one or more of the exchange rates and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the basket currencies or instruments whose returns are linked to any of the basket currencies for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect one or more of the exchange rates and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in one or more of the exchange rates. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

Our Business Activities May Create Conflicts of Interest between Your Interests in Your Notes and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates have engaged and/or expect to engage in trading activities related to the basket currencies that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. Those trading activities, if they influence the exchange rates for the basket currencies, could be adverse to your interests as a beneficial owner of your notes.

Moreover, one or more of our affiliates have published and, in the future, expect to publish research reports with respect to any of the basket currencies. Any of these activities by any of our affiliates may affect one or more of the exchange rates and, therefore, the market value of your notes and the payment amount on your notes at maturity.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Market Value of Your Notes, When Your Notes Mature and the Payment Amount You Receive at Maturity

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the final basket level, which we will use to determine the payment amount you will receive on the stated maturity date, and whether to adjust an averaging date, including the valuation date, because of a market disruption event, scheduled holiday or unscheduled holiday. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts Of Interest Between Your Interests in Your Notes And Us” above. We may change the calculation agent at any time without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Owning the Notes is Not the Same as Owning the Basket Currencies

The return on your notes will not reflect the return you would realize if you actually purchased any or all of the basket currencies and converted them into USD on the valuation date. Even if the USD appreciates relative to the basket currencies during the term of the notes, the market value of the notes may not increase by the same amount. It is also possible for the USD to appreciate against the basket currencies while the market value of the notes declines.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. Pursuant to the terms of the notes, The Goldman Sachs Group, Inc. and you agree (in the absence of an administrative or judicial ruling to the contrary) to characterize your notes for all purposes as a pre-paid derivative contract relating to the performance of the basket currencies. If your notes are so treated, you should generally recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive upon the sale of your notes or on the stated maturity date and the amount you paid for your notes. Such gain or loss should generally be exchange gain or loss that is taxable as ordinary income or loss to the extent such gain or loss is attributable to changes in the value of the basket currencies. The discussion in “—Supplemental Discussion of Federal Income Tax Consequences” on page S-27 below provides that it would be reasonable to take the position that gain from the sale or maturity of the notes will be long-term capital gain if the notes are held for more than one year and you properly make the election described below. However, there is a risk that the Internal Revenue Service might assert that (i) your notes should be treated as a non-forward derivative contract over the basket currencies and that (ii) the election described above is unavailable for such contracts, in which case the Internal Revenue Service may therefore treat such gain as ordinary income. Please see more detailed discussion in “Supplemental Discussion of Federal Income Tax Consequences” on page S-24 below. Any additional gain or loss should be capital gain or loss.

The Internal Revenue Service announced on December 7, 2007 that it is considering the proper Federal income tax treatment of an instrument such as your notes that are currently characterized as prepaid derivative contracts, which could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity even if you make the election described below, and could subject non-US investors to withholding tax. Moreover, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired such notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of

Federal Income Tax Consequences” on page S-24 below. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under Supplemental Discussion of Federal Income Tax Consequences” on page S-24 below, unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, in each case relating to the Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the front cover page and under “Summary Information” of this prospectus supplement, the following terms will apply to your notes:

Interest: the notes will not bear interest

Specified currency:

—	U.S. Dollars (“$”)

Form of note:

—	global form only: yes, at DTC

—	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples thereof

Defeasance applies as follows:

—	full defeasance: no

—	covenant defeasance: no

Other terms:

—	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

—	a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

—	a trading day for your notes will not be the same as a trading day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade dates, issue prices, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, but prior to the settlement date, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Basket Currencies and Exchange Rates

In this prospectus supplement, when we refer to the basket currencies as of any time, we mean the Eurozone Euro (EUR) and the Japanese Yen (JPY). When we refer to the exchange rates as of any time, we mean the exchange rates for each of the basket currencies, expressed as the number of USD per one unit of basket currency (USD/EUR and USD/JPY).

Payment of Principal on Stated Maturity Date

On the stated maturity date, we will pay to the holder of the notes, an amount in cash equal to:

—	if the basket return is greater than or equal to 10%, the maximum settlement amount;

—	if the basket return is positive but less than 10%, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the basket return times (c) the upside participation factor; or

—	if the basket return is zero or negative, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the basket return, floored at $0.

Upside participation factor

The upside participation factor will be determined on the trade date and is expected to be at least 1.40.

Maximum settlement amount

The maximum settlement amount will be determined on the trade date and is expected to be at least $1,140.00.

Basket return

The basket return is equal to the quotient of (i) the initial basket level minus the final basket level (ii) divided by the initial basket level, expressed as a positive or negative percentage.

Initial basket level

The initial basket level will be set at 100 on the trade date.

Basket weightings

The exchange rates are equally weighted, as shown in the table below:

Exchange Rate	Weighting in Basket

USD/EUR	50%
USD/JPY	50%

Basket level

For each of the averaging dates, the basket level is the sum of the results of (i) the final exchange rate for each basket currency divided by (ii) the initial exchange rate for each basket currency times (iii) 50.

Final basket level

The final basket level is the arithmetic average of the five basket levels calculated on the five averaging dates.

The final basket level will be determined by the calculation agent on the valuation date, subject to the circumstances described under “— Consequences of a Non-Fixing Day” and “— Market Disruption Event” below.

Initial exchange rates

The initial exchange rates for each of the basket currencies will be expressed as the number of USD per one unit of basket currency. The initial exchange rates are set forth in the table below (to be determined on the trade date):

Exchange Rate	Initial Exchange Rate

USD/EUR
USD/JPY

Final exchange rates

With respect to each basket currency, the final exchange rate (expressed as the USD value of one unit of basket currency) will be determined on each averaging date by reference to the London mid-market rate published by WM Company and displayed on the relevant Reuters page at 4:00 p.m. London time for such basket currency (or any successor or replacement service or page), as determined by the calculation agent. The relevant Reuters pages for each basket currency are as follows:

Exchange Rate	Reuters Page

USD/EUR	WMRSPOT05
USD/JPY	WMRSPOT12

If the relevant Reuters page is not available on an averaging date due to a market disruption event, a non-trading day or any other reason, the final exchange rate for each basket currency will be determined as set forth under “— Consequences of a Non-Fixing Day” below.

Stated maturity date

The stated maturity date will be determined on the trade date and is expected to be June 20, 2011 (approximately 12 months after the settlement date), unless that date is not a business day, in which case the stated maturity date will be the next following business day. If any one of the averaging dates is postponed as described under “— Averaging Dates” below, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled date for such averaging date to and including the postponed averaging date. In no event will the stated maturity date be postponed by more than five business days.

Averaging dates

The averaging dates will be determined on the trade date and are expected to be June 7, 2011, June 8, 2011, June 9, 2011, June 10, 2011 and June 13, 2011 (the five consecutive fixing days up to and including the valuation date), unless the calculation agent determines that an unscheduled holiday or a market disruption event has occurred or is continuing on an averaging date or such date is not otherwise a fixing day (except because of a scheduled holiday) with respect to such exchange rate. In that event, such averaging date and each subsequent averaging date, if any, will be postponed to the next respective fixing day on which the calculation agent determines that an unscheduled holiday or a market disruption event does not occur and is not continuing with respect to each exchange rate. In the event that the calculation agent determines that an averaging date with respect to any exchange rate is not a fixing day because of a scheduled holiday, then such averaging date for all exchange rates will be the fixing day immediately preceding such originally scheduled averaging date. In no event, however, will an averaging date be later than the originally scheduled stated maturity date. In such case, more than one averaging date may occur simultaneously on the originally scheduled stated maturity date. If up to and including the originally stated maturity date, five averaging dates have not occurred, such remaining averaging dates will occur on the originally scheduled stated maturity date. If the calculation agent determines that on the last possible averaging date, the final exchange rates are unavailable because of the occurrence of an unscheduled holiday or a market disruption event or for any other reason, the calculation agent will nevertheless determine on such averaging dates, as postponed, the final exchange rates for each currency based on its assessment, made in its sole discretion, in a commercially reasonable manner.

Valuation date

With respect to any exchange rate, the valuation date will be determined on the trade date and is expected to be June 13, 2011 (the fifth fixing day prior to the originally scheduled stated maturity date), unless the calculation agent determines that an unscheduled holiday or a market disruption event has occurred or is continuing on that day or such day is not otherwise a fixing day (except because of a scheduled holiday) with respect to such exchange rate, in which event the valuation date will be postponed as described under “— Averaging Dates” above.

Consequences of a Non-Fixing Day

As indicated above, if an unscheduled holiday or a market disruption event occurs or is continuing with respect to any exchange rate on a day that would otherwise be an averaging date for such exchange rate or such day is not a fixing day, then such averaging date and each subsequent averaging date, if any, will be postponed to the next respective fixing day or, if an originally scheduled averaging date is not a fixing day because of a scheduled holiday, the immediately preceding fixing day on which an unscheduled holiday or a market disruption event does not occur and is not continuing with respect to each exchange rate. In no event, however, will an averaging date be postponed past the originally scheduled stated maturity date.

If an averaging date for any exchange rate is postponed to the last possible day, but an unscheduled holiday or a market disruption event occurs or is continuing on that day or such day is not otherwise a fixing day, that day will nevertheless be the averaging date for each exchange rate.

If the calculation agent determines that the final exchange rate for any basket currency that must be used to determine the payment amount is not available on the last possible averaging date because of an unscheduled holiday or a continuing market disruption event or a non-fixing day, the calculation agent will nevertheless determine the final basket level based on its assessment, made in its sole discretion, of the final exchange rate of each basket currency on that day in a commercially reasonable manner.

A market disruption event with respect to an exchange rate will constitute a market disruption event with respect to the other exchange rates.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of your notes as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series D medium- term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain Series D medium-term notes if the terms of such notes specify that the holders of specified percentages in the principal amount of all such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority of the principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of the notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We may pay interest due on any interest payment date via wire transfer or by check mailed to the person who is the holder on the regular record date. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day has a different meaning than it does for other Series D medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the basket levels, the final basket level, the basket return, the final exchange rates, market disruption events, scheduled holidays, unscheduled holidays, stated maturity date, averaging days, valuation date, fixing days, business days, the default amount and the payment amount on your notes to be made at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your notes. We may change the calculation agent for your notes at any time after the original issue date without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Fixing Day

When we refer to a fixing day with respect to your notes, we mean, for each basket currency, a day on which the London mid-market rate is published by WM Company and displayed on the relevant Reuters page at 4:00 p.m., London time (or any successor or replacement service or page).

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York Business Day as defined in the accompanying prospectus.

Unscheduled and Scheduled Holiday

Unscheduled holiday means, with respect to any of the exchange rates, a day on which the London mid-market rate, with respect to the final exchange rates, will not be published by WM Company and displayed on the relevant Reuters page at 4:00 p.m., London time (or any successor or replacement or similar services or page thereto as determined by the calculation agent in its sole discretion) and the market is made aware of such unscheduled holiday (by means of a public announcement or by reference to other publicly announced information) after 9:00 a.m. New York time on the date that is two fixing days prior to the unscheduled holiday.

Scheduled holiday means, with respect to any of the exchange rates, a day on which the London mid-market rate, with respect to the final exchange rates, will not be published by WM Company and displayed on the relevant Reuters page at 4:00 p.m., London time (or any successor or replacement or similar services or page thereto as determined by the calculation agent in its sole discretion) and the market is made aware of such scheduled holiday (by means of a public announcement or by reference to other publicly announced information) at or before 9:00 a.m. New York time on the date that is two fixing days prior to the scheduled holiday.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

—	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

—	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of the notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

—	no quotation of the kind referred to above is obtained, or

—	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the valuation date,

then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Asia, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

—	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

—	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

With respect to each exchange rate, a market disruption event will occur when the final exchange rates are not made available by WM Company and displayed on their corresponding Reuters page at 4:00 p.m., London time (or any successor or replacement service or page), as determined by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of futures and/or other instruments linked to foreign currencies on or before the trade dates. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to any one or more foreign currencies. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

—	expect to acquire or dispose of positions in listed or over-the-counter options, futures or other instruments linked to foreign currencies,

—

may take or dispose of positions in listed or over-the-counter options or other instruments based on foreign currencies designed to track the performance of the stock exchanges or other components of the equity markets, and/or

—

may take short positions in the other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the basket currencies or other foreign currencies. We expect these steps to involve sales of instruments linked to the basket currencies and other foreign currencies on or shortly before the averaging dates. These steps also may involve sales and/or purchases of listed or over-the-counter options, futures or other instruments linked to any one or more of the basket currencies or other foreign currencies.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific To Your Notes — Trading And Other Transactions By Goldman Sachs In Instruments Linked To The Basket Currencies Or The Basket Currencies May Impair The Value Of Your Notes” and “— Our Business Activities May Create Conflicts Of Interest Between Your Interests in Your Notes And Us” above for a discussion of these adverse effects.

THE BASKET CURRENCIES

We have derived all information regarding each of the exchange rates contained in this prospectus supplement from publicly available information, without independent verification.

Historical Basket Return Example

We have assumed for the following historical basket return example that the final basket level of the exchange rates determined on each averaging date will be the same as it is on the stated maturity date. We have further assumed that the notes are purchased on the original issue date and held until the stated maturity date. If you sell your notes before the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the example below. Some of these factors are explained in more detail in this prospectus supplement.

The following chart is based on the basket return for the period from June 7, 2005 through June 7, 2010 of a basket which is equally weighted on June 7, 2005 and does not take into account any taxes you may owe as a result of owning your notes; no one can predict what the final basket level of each of the exchange rates will be on any averaging date. The basket return can appreciate or depreciate due to changes in the exchange rates of any of the underlying basket currencies relative to the USD.

For these reasons, the actual performance of the basket over the life of the offered notes, as well as the payment amount at maturity may bear little relation to the historical basket returns in the example shown below. The historical information about the basket during recent periods is set forth below.

The chart below assumes that there is no change in or affecting the exchange rates or the method by which the calculation agent calculates the basket returns and that no market disruption events occur with respect to the underlying basket currencies on the valuation date.

Historical Basket Return

Historical Exchange Rates

The respective exchange rates have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in any of the exchange rates during any period shown below is not an indication that such exchange rates are more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical exchange rates as an indication of future performance. We cannot give you any assurance that the future performance of the exchange rates will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and the U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.

Neither we nor any of our affiliates makes any representation to you as to the performance of the exchange rates. The actual performance of the exchange rates over the life of the offered notes, as well as the amount payable at maturity may bear little relation to the historical exchange rates shown below.

The following tables set forth the published high, low and end of quarter daily exchange rates for each of the basket currencies for each calendar quarter from January 1, 2005 to June 7, 2010, as published by WM Company and displayed on the relevant Reuters pages for such periods. As set forth in the following tables, a decrease in an exchange rate for a given day indicates a weakening of the relevant basket currency against the USD, while an increase in an exchange rate indicates a strengthening of that basket currency against the USD. We obtained the information in the tables below from WM Company, without independent verification. The historical exchange rates and historical exchange rate performance set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the initial basket level will be equal to or greater than the final basket level or that the payment amount at maturity will be greater than the face amount of your notes.

Quarterly High, Low and Period End Exchange Rates of USD versus EUR

	High	Low	Period End
2005
Quarter ended March 31	1.3461	1.2770	1.2997
Quarter ended June 30	1.3109	1.2038	1.2107
Quarter ended September 30	1.2548	1.1907	1.2057
Quarter ended December 31	1.2146	1.1663	1.1796

2006
Quarter ended March 31	1.2283	1.1858	1.2102
Quarter ended June 30	1.2942	1.2089	1.2787
Quarter ended September 30	1.2920	1.2493	1.2668
Quarter ended December 31	1.3336	1.2495	1.3187

2007
Quarter ended March 31	1.3368	1.2891	1.3312
Quarter ended June 30	1.3661	1.3305	1.3506
Quarter ended September 30	1.4222	1.3402	1.4222
Quarter ended December 31	1.4861	1.4065	1.4621

2008
Quarter ended March 31	1.5846	1.4479	1.5846
Quarter ended June 30	1.5979	1.5344	1.5756
Quarter ended September 30	1.5972	1.3923	1.4047
Quarter ended December 31	1.4479	1.2449	1.3901

	High	Low	Period End
2009
Quarter ended March 31	1.3934	1.2531	1.3277
Quarter ended June 30	1.4299	1.2921	1.4027
Quarter ended September 30	1.4793	1.3899	1.4617
Quarter ended December 31	1.5094	1.4232	1.4348

2010
Quarter ended March 31	1.4547	1.3343	1.3531
Quarter ending June 30 (through June 7, 2010)	1.3627	1.1930	1.1930

Quarterly High, Low and Period End Exchange Rates of USD versus JPY

	High	Low	Period End
2005
Quarter ended March 31	0.009799	0.009303	0.009349
Quarter ended June 30	0.009589	0.009024	0.009024
Quarter ended September 30	0.009161	0.008799	0.008823
Quarter ended December 31	0.008813	0.008263	0.008472

2006
Quarter ended March 31	0.008762	0.008392	0.008475
Quarter ended June 30	0.009108	0.008431	0.008748
Quarter ended September 30	0.008772	0.008470	0.008470
Quarter ended December 31	0.008702	0.008343	0.008392

2007
Quarter ended March 31	0.008623	0.008203	0.008469
Quarter ended June 30	0.008489	0.008059	0.008097
Quarter ended September 30	0.008827	0.008112	0.008695
Quarter ended December 31	0.009259	0.008504	0.008951

2008
Quarter ended March 31	0.010320	0.009111	0.010047
Quarter ended June 30	0.009928	0.009234	0.009434
Quarter ended September 30	0.009582	0.009052	0.009419
Quarter ended December 31	0.011371	0.009448	0.011031

2009
Quarter ended March 31	0.011412	0.010061	0.010125
Quarter ended June 30	0.010574	0.009920	0.010364
Quarter ended September 30	0.011177	0.010263	0.011169
Quarter ended December 31	0.011608	0.010742	0.010742

2010
Quarter ended March 31	0.011296	0.010702	0.010702
Quarter ending June 30 (through June 7, 2010)	0.011166	0.010580	0.010905

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the note, as discussed below, is a reasonable interpretation of current law.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

—	a citizen or resident of the United States;

—	a domestic corporation;

—	an estate whose income is subject to United States federal income tax regardless of its source; or

—

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

—	a dealer in securities or currencies;

—	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

—	a bank;

—	a life insurance company;

—	a regulated investment company;

—	a tax exempt organization;

—	a person that owns a note as a hedge or that is hedged against interest rate risks;

—	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

—	a person whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

You will be obligated pursuant to the terms of the notes — in the absence of an administrative determination or judicial ruling to the contrary — to characterize your notes for all tax purposes as a pre-paid derivative contract with respect to the performance of the basket currencies.

If your notes are characterized as described above, your tax basis in your notes generally should equal your cost for your notes. Upon the sale or maturity of your notes, you should recognize gain or loss equal to the difference between the amount realized on the sale or maturity and your tax basis in your notes. Such gain or loss will generally be exchange gain or loss to the extent such gain or loss is attributable to changes in the value of the basket currencies. If you are an initial purchaser and hold your notes until maturity, all such gain or loss you recognize with respect to your notes will generally be exchange gain or loss. Gain or loss that is not attributable to changes in the value of the basket currencies should generally be capital gain or loss.

Exchange gain or loss will generally be treated as U.S. source ordinary income or loss. Assuming the note is treated as described above, it would be reasonable to take the position that you are permitted to elect to treat the gain or loss that you recognize with respect to your notes as capital gain or loss, which would be long-term capital gain or loss if you have held your notes for more than one year. More specifically, a taxpayer may elect to treat the gain or loss from a “forward contract” or a “similar financial instrument” with respect to foreign currency as capital gain or loss. We believe that it would be reasonable to take the position that the notes should be treated as a “forward contract” or a “similar financial instrument” for this purpose and that therefore a holder can make the election with respect to the notes. This election must be made on the date you acquire the notes, and you should consult your tax advisor about how this election might be made with respect to your notes.

You may make the election described above by clearly identifying your notes as subject to such election in your books and records on the date you acquire your notes. You must further verify your election by attaching a statement to your income tax return which must (i) set forth a description and date of the election, (ii) state that the election was entered into before the close of the date that you acquired your notes, (iii) describe any security for which this election was in effect on the date such security was exercised, sold or exchanged during the taxable year, (iv) state that your notes were never part of a “straddle” as defined in Section 1092 of the Code and (v) state that all transactions subject to the election are included on the statement. Alternatively, you will be treated as having satisfied the election and verification requirements if you acquire, hold and dispose of your notes in an account with an unrelated broker or dealer and the following requirements are met: (i) only transactions entered into on or after the date the account was established may be recorded in the account, (ii) transactions involving the notes are entered into the account on the date the transactions are entered into and (iii) the broker or dealer provides you with a statement detailing the transactions conducted through the account and includes in such statement the following language: “Each transaction identified in this account is subject to the election set forth in section 988(a)(1)(B)”. Your election may not be effective if you do not comply with the election and verification requirements. You should consult your tax advisor about how this election might be made with respect to your notes.

Such capital gain or loss generally should be short-term capital gain or loss if you hold the notes for one year or less and should be long-term capital gain or loss if you hold the notes for more than one year. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

It is possible that the Internal Revenue Service could assert that your holding period in respect of your notes should be determined by the date on which the amount you are entitled to receive is calculated, even though you will not receive any amounts from the issuer in respect of your notes until after such date. In such case, since some of the averaging dates that will determine the amount you are entitled to receive at maturity will occur within one year of the beginning of your holding period, all or a portion of your gain or loss on your notes could be short-term capital gain or loss, even if you receive cash upon the maturity of your notes at a time that is more than one year after the beginning of your holding period.

There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. In particular, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment obligations.

Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the applicable original issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment obligations apply, you would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at that time and your adjusted basis in your notes. In general, if you purchase your notes on the applicable original issue date, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes, in accordance with the comparable yield and the projected payment schedule for your notes.

If the rules governing contingent payment obligations apply, any gain you recognize upon the sale or maturity of your notes would be ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.

If the rules governing contingent payment obligations apply, special rules would apply to persons who purchase a note at other than the adjusted issue price as determined for tax purposes.

The Internal Revenue Service could also take the position that the election described above, which generally permits a taxpayer to treat the gain or loss from a “forward contract” with respect to foreign currency as capital gain or loss, is not available to a holder of a derivative contract. Accordingly, it is possible that any gain or loss you might recognize with respect to the notes that is attributable to changes in the value of the basket currencies could be U.S. source ordinary income or loss even if you make the election described above.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above. You should consult your tax advisors as to possible alternative characterizations of your notes for U.S. federal income tax purposes.

Change in Law

On December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering the proper Federal income tax treatment of an instrument such as the notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired such notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “reportable transaction”). Under these regulations, a United States holder that recognizes a loss with respect to the notes that is attributable to changes in the spot exchange rate of a foreign currency will be required to report the loss on Internal Revenue Service Form 8886 if such loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult your tax advisor regarding any tax filing and reporting obligations — including any protective filings — that ought to be made in connection with any loss realized in connection with acquiring, owning and disposing of notes.

United States Alien Holders

This section applies to you only if you are a United States alien holder. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

—	a nonresident alien individual;

—	a foreign corporation; or

—     an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

You will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their own tax advisors in this regard.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the offered notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the offered notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the offered notes, (b) none of the purchase, holding or disposition of the offered notes or the exercise of any rights related to the offered notes will result in a non-exempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA, or with respect to a governmental plan under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the offered notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the offered notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the offered notes and the transactions contemplated with respect to the offered notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the offered notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover page of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the front cover page of this prospectus supplement, and to certain securities dealers at such price less a concession not in excess of     % of the face amount. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of     % of the face amount, and as a result of such agreements the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount set forth on the front cover page of this prospectus supplement from Goldman, Sachs & Co.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            . For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We expect to deliver the notes against payment therefor in New York, New York on                     , 2010, which is expected to be the fifth scheduled business day following the trade date and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the offered notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the offered notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The offered notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the offered notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the offered notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The offered notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1998 as amended, the “FIEL”) and each underwriter has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the offered notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the offered notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the offered notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

The offered notes have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores), maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria de Valores), and may not be offered or sold publicly in Mexico. The Securities may be sold in Mexico, by any person, including The Goldman Sachs Group, Inc., pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores), to the investors and under the terms specified in such Article.

Each potential investor in the offered notes in Mexico shall be deemed to represent and warrant to the issuer that it is a qualified or institutional investor under the Regulations of the Mexican Stock Exchange and that, as a result, The Goldman Sachs Group, Inc. may rely on the private placement exemption set forth in Article 8 of the Mexican Securities Market Law to offer the securities.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

Summary Information	S-2
Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-7
Specific Terms of Your Notes	S-14
Use of Proceeds and Hedging	S-20
The Basket Currencies	S-21
Supplemental Discussion of Federal Income Tax Consequences	S-24
Employee Retirement Income Security Act	S-28
Supplemental Plan of Distribution	S-29
Conflicts of Interest	S-31

Prospectus Supplement dated April 6, 2009
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995.	144

$

The Goldman Sachs Group, Inc.

Currency-Linked Notes due

(Linked to the Performance of the U.S. Dollar against Two Exchange Rates)

Medium-Term Notes,

Series D

Goldman, Sachs & Co.